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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
848436
FEB 28 2011
15 REGISTRATIONS BRANCH

REPORT FOR THE PERIOD BEGINNING _____1/1/10_____ AND ENDING _____12/31/10_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Investments, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
                                         (No. and Street)

New York   New York   10055
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Greenberg   212-810-3578
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center   New York   New York   10281-1414
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018889

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AN OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Investments, LLC (the "Company") for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/25/11
Signature   Date

Managing Director and Financial and Operations Principal
_____
Title

Subscribed to before me this 25th day of February, 2011.

_____

Notary Public

BlackRock Investments, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

☒   Independent Auditors' Report.

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income.

☒ (d) Statement of Cash Flows.

☒ (e) Statement of Changes in Member's Equity.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of general Creditors (not applicable).

☒   Notes to Financial Statements.

☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not required).

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

☒ (l) An Oath or Affirmation.

☐ (m) A Copy of the SIPC Supplemental Report filed concurrently herewith as a separate document.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

BlackRock Investments, LLC

Financial Statements

and Supplemental Information

Year ended December 31, 2010

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors and Member of
BlackRock Investments, LLC
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2010, and the related statements of income, cash flows, and changes in members' equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Investments, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to Rule SEC 15c3-3 Under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 25, 2011

Member of
Deloitte Touche Tohmatsu

BlackRock Investments, LLC
Statement of Financial Condition
December 31, 2010
(Dollar amounts in thousands)

Assets

Cash and cash equivalents	$ 18,957
Due from related parties	42,375
Accounts receivable and other assets	1,988
Total assets	$ 63,320

Liabilities

Due to related parties	$ 8,244
Accounts payable and accrued liablities	1,239
Due to brokers and other liabilities	36,241
Total liabilities	45,724

Member's Equity	17,596
Total liabilities and member's equity	$ 63,320

See accompanying notes to financial statements.

BlackRock Investments, LLC

Statement of Income

Year ended December 31, 2010

(Dollar amounts in thousands)

Revenue

Commissions	$ 6,993
Administrative revenue from related parties	5,858
Advisory fee	1,250
Distribution fees from related parties	434
Interest and dividend income	1
Total revenue	14,536

Expenses

Commissions paid to other broker-dealers	11,135
Advisory fee to related party	1,250
Administrative expenses to related parties	900
General and administrative expenses	271
Total expenses	13,556

Net income attributable to BlackRock Investments, LLC	$ 980

See accompanying notes to financial statements.

BlackRock Investments, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2010
(Dollar amounts in thousands)

	Total Member's Equity
December 31, 2009	$ 16,616
Net income attributable to BlackRock Investments, LLC	980
December 31, 2010	$ 17,596

See accompanying notes to financial statements.

BlackRock Investments, LLC
Statement of Cash Flows
Year ended December 31, 2010
(Dollar amounts in thousands)

Cash flows from operating activities

Net income attributable to BlackRock Investments, LLC	$980
Changes in operating assets and liabilities:	
Due from related parties	(5,589)
Accounts receivable and other assets	(1,426)
Due to related parties	(24,478)
Accounts payable and accrued liabilities	1,150
Due to brokers and other liabilities	24,797
Cash used in operating activities	(4,566)
Net decrease in cash and cash equivalents	(4,566)
Cash and cash equivalents, beginning of year	23,523
Cash and cash equivalents, end of year	$18,957

See accompanying notes to financial statements.

1. Organization

BlackRock Investments, LLC ("BRIL" or the "Company"), a Delaware limited liability company. The Company is a wholly-owned subsidiary of BlackRock Financial Management, Inc. ("BFM" or the "Parent"), which is a wholly-owned indirect subsidiary of BlackRock, Inc. ("BlackRock" or "BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's primary function is to act as the distributor of various BlackRock sponsored mutual funds, primarily *BlackRock Funds, BlackRock Liquidity Funds* and *BlackRock Investor Funds* (collectively, the "Funds").

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consists of cash, money market funds and short-term, highly liquid investments with original maturities, at the date of purchase, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short-term maturities. Money market funds which totaled approximately $2.6 million are valued through the use of quoted market prices (a Level 1 input), or $1.00 which is generally the net asset value of the fund.

Revenue Recognition

Administrative revenues are based on the components of estimated market value of the services provided and are recognized in the period in which the services are performed.

The Company receives commissions on the sale of BlackRock open-end mutual fund shares. As the distributor of the Funds, the Company receives 12b-1 and service fees from certain Funds and re-distributes substantially all of those fees to the ultimate selling dealers of these Funds. In accordance with Accounting Standards Codification ("ASC") *Principal Agent Considerations* ("ASC 605-45"), the Company accounts for these fees net of outgoing dealer payments.

Commission revenue is recorded on the trade date.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BLK is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

BRIL has adopted the applicable provisions of ASC 740, *Income Taxes* ("ASC 740"). ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has no unrecognized tax benefits.

3. Related Party Transactions

The Company has entered into a service agreement with a wholly-owned subsidiary of BLK whereby the Company provides certain distribution services for a fee. The fee is 110% of actual expenses incurred. Fees earned by the Company during 2010 were $5.8 million and is included in administrative revenue from related parties of which $271 thousand is included within due from related parties.

The Company earns administrative fees for marketing of certain BlackRock sponsored liquidity funds and related administration services provided to the shareholders of those funds. These fees were based on the fair market value of services provided and were received from a variety of affiliated entities. These fees amounted to $13 thousand for the year ended December 31, 2010 and are included in administrative revenue from related parties.

In 2010, the Company earned advisory fees from a third-party client in connection with services provided by an indirect wholly-owned subsidiary of BLK and incurred advisory fee expense with that indirect wholly-owned subsidiary of BLK, totaling $1.3 million.

The Company earns distribution fees from the Funds on sales of certain mutual fund share classes. Such fees amounted to $434 thousand for the year ended December 31, 2010.

Indirect wholly-owned subsidiaries of BLK provide general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas, which in management's view, resulted in reasonable allocations. During the year ended December 31, 2010 the Company incurred charges totaling $900 thousand pursuant to these arrangements, all of which are included in administrative expenses to related parties of which $287 thousand is included within due to related parties.

During 2010, as distributor of certain Funds, the Company received from the Funds and paid out to a non-BLK controlled related party 12b-1 and service fees of approximately $182 million. As referenced in Note 2, these fees are recorded on a net basis. This non-BLK controlled entity was not considered a related party after November 2010 based on the level of ownership of BLK capital stock by the parent of the third party. At December 31, 2010, approximately $42.1 million was due from these Funds pursuant to this arrangement and $7.3 million was payable to an indirect wholly-owned subsidiary of BLK. Included in due to related parties is $100 thousand payable to an indirect wholly-owned subsidiary of BLK relating to certain open-end mutual fund commissions.

An indirect wholly-owned subsidiary of BLK provides certain management related services. The Company acts as an intermediary and collects cash on behalf of the indirect wholly-owned subsidiary of BLK. At December 31, 2010, $540 thousand is due to this affiliate and included within due to related parties.

3. Related Party Transactions (continued)

As of December 31, 2010, outstanding amounts related to the above transactions are recorded in due to and due from related parties net where the legal right and intention to offset exists.

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements can not be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any liability arising under these arrangements is remote. Consequently, no liability has been recorded on the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that will have a material adverse effect on the financial statements of the Company at December 31, 2010.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain a minimum net capital requirement of $250 thousand. The Company calculated its net capital requirements using the alternative method under Rule 15c3-1. At December 31, 2010, the Company's regulatory net capital of $9.4 million was $9.1 million in excess of this regulatory requirement.

6. Subsequent Events

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

BlackRock Investments, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2010
(Dollar amounts in thousands)

Total member's equity	$17,596
Less: Non-allowable assets, net	8,158
Net capital before haircuts	9,438
Less: Haircuts on cash equivalents	52
Net capital	$9,386
Minimum capital required	$250
Capital in excess of minimum required	$9,136
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum capital requirement	$9,086

Note:

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part II) filing as of December 31, 2010, as filed on January 26, 2011, as amended on February 24, 2011.

BlackRock Investments, LLC
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule
15c3-3 Under the Securities Exchange Act of 1934
December 31, 2010

The Company is exempt from the provisions of the Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

To the Board of Directors and Member of
BlackRock Investments, LLC
New York, NY 10022

In planning and performing our audit of the financial statements of BlackRock Investments, LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

BLACKROCK INVESTMENTS, LLC
(SEC. I.D. No. 8-48436)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.**